Innocan Pharma Corporation

1015, 926 – 5 Avenue SW

Calgary, Alberta T2P 0N7, Canada

January 27, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Innocan Pharma Corporation (CIK 0001889791)
Registration Statement No. 333-288899 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Innocan Pharma Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 29, 2026 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at 312.364.1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

INNOCAN PHARMA CORPORATION

By:	/s/ Iris Bincovich
Iris Bincovich
Chief Executive Officer